Exhibit 17.1

50 East 89th Street
Apartment 8-D
New York, NY 10128-1225

November 9, 2006

Mr. David R. Ames
President and Chief Executive Officer
Xethanol Corporation
1185 Avenue of the Americas - 20th Floor
New York, NY 10036

Re: Resignation from the Board of Directors

Dear Mr. Ames:

I hereby tender my resignation from the Board of Directors of Xethanol Corporation and from any and all committees of which I am a member, effective with the close of business today, November 9, 2006.

Consistent with my presentation during the special meeting of the Board of Directors on Friday, November 3, 2006, and as I stated following your election this morning by a vote of 4-3 as Chief Executive Officer during the regular meeting of the Board of Directors, my resignation is the result of my recent discovery of what I perceive to have been the lack of full disclosure both to certain members of a previous board, including myself, with respect to a certain transaction involving the Company, and to certain members of the current board, including myself, with respect to certain current relationships with the Company, and my disagreement with new management over its proposed business strategy for the Company.

I have enjoyed immensely my tenure since June 2005 on the Board of Directors and my service since August 22, 2006 as interim Chief Executive Officer, as well as President since September 7, 2006. It is my hope that the Company will succeed in its worthy goals, and my belief that the fundamentals for such success continue to abide within the Company, its healthy financial condition, its promising research relationships and its very dedicated and capable staff and employees.

Please request our outside corporate counsel to file the necessary 8-K within the required time frame, as well as any other required documents.

Very truly yours,

/s/ Louis B. Bernstein

Louis B. Bernstein

cc:	Robert F. Mechur, Esq.
Boylan, Brown, Code, Vigdor & Wilson, LLP